ABBVIE INC.

1 North Waukegan Road,

North Chicago, IL  60064

December 26, 2012

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AbbVie Inc.
Registration Statement on Form S-1
File No. 333-185377

Dear Mr. Riedler:

Reference is made to the Registration Statement on Form S-1 (File No. 333-185377) (as amended to date, the “Registration Statement”), filed by AbbVie Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).  The Company hereby requests acceleration of effectiveness of the Registration Statement so that it will be declared effective at 9:00 a.m., Eastern time, on December 31, 2012, or as soon as practicable thereafter, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

The Company hereby acknowledges that:

•                                          should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact David Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1394.  We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Lam and that such effectiveness also be confirmed in writing.

Very truly yours,

ABBVIE INC.

By:	/s/ Richard A. Gonzalez
Name:	Richard A. Gonzalez
Title:	Chairman of the Board and Chief Executive Officer